

December 9, 2020

Zongyi Lian
Chief Executive Officer
Wetouch Technology Inc.
No.29, Third Main Avenue, Shigao Town, Renshou County
Meishan, Sichuan, China

> **Re: Wetouch Technology Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 30, 2020**
> **File No. 000-56215**

Dear Mr. Lian:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Item 1A. Risk Factors
Risks Related to Our Common Stock, page 47

1.   We note your response to prior comment 5 and reissue the comment. In this regard, we note that Section 5 of Article VIII of your bylaws filed as Exhibit 3.2 contains a provision designating the state and federal courts of the State of Nevada as the exclusive forum for certain litigation, including any "derivative action." Please add a risk factor related to this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 86

2.   We note your response to prior comment 10 and reissue the comment. Please note that

Item 201(a)(1)(iii) requires disclosure of the range of high and low bid information for each full quarterly period within the two most recent fiscal years when there is no established public trading market for a class of common equity. In this regard, we note your statement on page 49 that your common stock currently trades on the OTC Pink Markets and currently there is minimal trading in your common stock.

Condensed Consolidated Financial Statements as of December 31, 2019
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(k) Revenue Recognition, page F-21

3. In your response to prior comment 12 you state that your after sales services and technical support are not distinct in the context of the contract and are accounted for as one performance obligations together with your products. However, your revenue recognition policy states that you recognize revenue at a point in time which generally occurs at delivery. Clarify the term over which you provide after sales services and technical support to your customers and why revenue for your one performance obligation is not recognized over time, corresponding to this term. Tell us how your performance obligation is satisfied at delivery when it includes continuing services subsequent to this date. Clarify whether you have concluded that the after sales services and support represent a warranty. Please provide your analysis of ASC 606-10-55-30 to 55-35. Please include in your analysis how you considered the significant level of integration, interdependency and interrelation between your products and after sales service and technical support, and that these services are significantly integral to the promised outcomes to your customers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551-3447 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mark Crone, Esq.